[Reference Translation]

April 28, 2015

To Whom It May Concern:

Company Name:	TOYOTA MOTOR CORPORATION

Name and Title of Representative:	Akio Toyoda, President

(Code Number: 7203 Securities exchanges throughout Japan)

Name and Title of Contact Person:	Yasushi Kyoda, General Manager, Accounting Division

(Telephone Number: 0565-28-2121)

Notice Concerning the Issuance of the First Series Model AA Class Shares, Partial Amendments to the Articles of Incorporation in Connection with the Establishment of Model AA Class Shares and Repurchase of its Own Shares in Response to the Issuance of the First Series Model AA Class Shares

Toyota Motor Corporation (“TMC”) hereby informs you that its board of directors at a meeting held on April 28, 2015 (the “Meeting of the Board of Directors”) resolved to submit to shareholders, at TMC’s ordinary general meeting of shareholders scheduled to be held in June 2015 (the “Ordinary General Meeting of Shareholders”), agenda to partially amend its articles of incorporation (the “Articles of Incorporation” and such amendments hereinafter referred to as the “AOI Amendments”) pertaining to the establishment of the First Series through Fifth Series of Model AA Class Shares (individually and collectively, “Model AA Class Shares”) in order to issue new voting class shares in multiple series in the future, and to delegate to the board of directors the power to decide matters pertaining to the offering of the First Series Model AA Class Shares.

TMC at the Meeting of the Board of Directors also resolved to issue the First Series Model AA Class Shares through a public offering, subject to the above agenda being approved at the Ordinary General Meeting of Shareholders.

TMC filed a shelf registration statement with respect to such issuance today. TMC also informs you that, to avoid the dilution of its common shares (“Common Shares”) as a result of the issuance of the First Series Model AA Class Shares, TMC at the Meeting of the Board of Directors resolved to repurchase the Common Shares in substantially the same number as the number of the First Series Model AA Class Shares issued.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

For further information on the Model AA Class Shares, please also refer to the “Q&A on the Model AA Class Shares” available at http://www.toyota-global.com/investors/stock_information_ratings/share.html.

[Model AA] Name of the first passenger car developed and manufactured on an assembly line by the Automobile Department of Toyoda Automatic Loom Works, Ltd., the predecessor of Toyota Motor Corporation, in 1936.

I.	Issuance of Model AA Class Shares

1.	Purpose of and reason for issuing Model AA Class Shares

TMC is committed to solidifying a foundation that supports the manufacturing of “ever-better cars” and further enhancing its competitiveness in manufacturing for sustainable growth, and simultaneously pursuing and creating cutting-edge innovative technologies. Through these efforts, TMC undertakes the challenge of the future for a better car society by growing steadily year by year towards the realization of the Toyota Global Vision.

As it pursues the manufacturing of “ever-better cars”, TMC believes that it is imperative going forward to pass on to the next generation its founding philosophy and spirit of manufacturing it inherited from its pioneers, make company–wide efforts in research and innovation and continue to produce cutting-edge technologies for society and environment in order to achieve sustainable growth as well as to enhance its medium to long term corporate value.

TMC is committed to strengthening and developing hybrid technology as a core environmental technology. In addition, it is pursuing innovation such as development and commercialization of fuel efficient engines, fuel cell vehicles and safety technologies that deliver sense of safety and peace of mind to its customers as well as advancement of next-generation mobility and IT infrastructure. Specifically, on December 15, 2014, TMC launched its all-new “MIRAI,” the first mass-produced hydrogen fuel cell vehicle whose development began over twenty years ago, towards a forthcoming hydrogen society. To further improve the safety of vehicles, TMC is also focusing on the development of sophisticated intelligence mobility technologies to assist safe driving. The pace of technological advancement in the automobile industry is gaining every day. As it becomes increasingly important to achieve innovation that will support the future automobile industry, a greater amount of investment is required for research and development and infrastructure development to create the next generation technologies.

The automobile business consists of a value chain encompassing from product planning and development to manufacturing and sale in a cycle that extends over the long term. TMC develops its investment, amortization and profit plans based on such business cycle, but a significant period of time is required for the benefits of investments to contribute to its business performance.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

As TMC invests in next generation technologies and generates new growth, TMC has come to realize that a medium to long term perspective is more indispensable than ever. As a result, TMC has determined that, in raising capital for research and development of next generation technologies, it is desirable to match to the extent possible the period in which investments in research and development contribute to TMC’s business performance with the period in which investments are made in TMC by investors. To that end, TMC has decided to issue Model AA Class Shares with voting rights and transfer restrictions that assume a medium to long term holding period.

TMC believes the issuance of Model AA Class Shares would provide investors with new investment opportunities tailored to their styles. TMC also believes that it will be able to improve incorporation in its operations of the views of shareholders who exercise their shareholders’ rights from a medium to long term perspective that matches TMC’s business cycle with shareholders’ holding period.

In March 2015, Japan’s Corporate Governance Code was announced as part of Japan’s economic growth strategy based on the Japan Revitalization Strategy (Revised 2014). The code provides that one of its objectives is to “promote mid- to long-term investments” and that shareholders who hold the shares for a medium to long term “have the potential to become important partners for companies.” TMC believes that Model AA Class Shares are consistent with the spirit of this code.

With the issuance of Model AA Class Shares, TMC hopes to have even more opportunities to explain its medium to long term efforts to shareholders and receive feedback also from Model AA Class Shareholders to reflect in its operations. In this way, TMC will be able to create an environment of promoting balanced management towards sustainable growth and challenge for the future and aims to further enhance its corporate value over a medium to long term.

2.	Characteristics of Model AA Class Shares

Model AA Class Shares are designed to suit the styles of investors who invest in TMC from a medium to long term while taking into account holders of its Common Shares (“Common Shareholders”).

Model AA Class Shares have voting rights, and shareholders who hold one unit (100 shares) or more of Model AA Class Shares (“Model AA Class Shareholders”) may exercise their voting rights and other rights held by Common Shareholders in the same manner as Common Shareholders at general meetings of shareholders.

Model AA Class Shares may be converted into Common Shares at the option of Model AA Class Shareholders at certain times each year commencing from a date falling approximately five years following the date of issuance. This will allow Model AA Class Shareholders to hold TMC shares as Common Shareholders over a medium to long term, and TMC expects that both Common Shareholders and Model AA Class Shareholders will support its operations with the same objective of enhancing shareholder value.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

As set forth below in “4. Issuance of the First Series Model AA Class Shares, (2) The Fairness and Adequacy of Issuance Terms of First Series Model AA Class Shares,” the issue price of Model AA Class Shares will be determined at a level of at least 120% of the closing price of regular trading of Common Shares on the Tokyo Stock Exchange on the Issue Price Determination Date (as defined below). TMC expects that this will have an effect of limiting the dilution of the voting rights of Common Shareholders. In addition, TMC at the Meeting of the Board of Directors resolved to repurchase the Common Shares in substantially the same number as the number of First Series Model AA Class Shares issued, thereby taking into consideration the impact of dilution on Common Shareholders by the issuance of class shares.

As set forth below in “4. Issuance of the First Series Model AA Class Shares, (1) Overview of the Issuance of First Series Model AA Class Shares,” Model AA Class Shares will be issued through a public offering and will not result in an increase in the shareholding ratio of any particular investors. In addition, if a tender offer for Model AA Class Shares is commenced and any Model AA Class Shareholder tenders its Model AA Class Shares in the tender offer, the restriction on transfer will be lifted upon the delivery of Model AA Class Shares or other transfer upon settlement. Accordingly, the issuance of Model AA Class Shares is not intended as an anti-takeover measure.

Because dividends on Model AA Class Shares are designed to the maximum extent to lessen the burden of dividend payments in the near future since research and development for next generation technologies requires time to bear fruit, a limitation in the reduction in surplus can be expected for Common Shareholders. TMC believes that because dividends on Model AA Class Shares are designed to incrementally increase each year until the fifth year, Model AA Class Shareholders will benefit from holding Model AA Class Shares for an extended period.

As mentioned above, because Model AA Class Shares are subject to transfer restrictions and, for approximately five years from the date of issuance, may not be converted into Common Shares, Model AA Class Shareholders may demand TMC to acquire Model AA Class Shares in exchange for cash during the period in which Model AA Class Shares may be converted into Common Shares.

Although the characteristics of Model AA Class Shares will not be detrimental to the Common Shareholders as described above, the amendments to the Articles of Incorporation that will establish Model AA Class Shares provide that the total number of Model AA Class Shares to be issued will be capped at 150 million shares, representing less than 5% of the total issued shares.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

3.	Schedule Regarding Issuance of Model AA Class Shares

At the Meeting of the Board of Directors, TMC resolved to issue First Series Model AA Class Shares through a public offering of up to 50 million shares, the total number of authorized shares in the class, subject to approval of the necessary agenda at the Ordinary General Meeting of Shareholders. For the purpose of the offering of the shares, TMC today filed a shelf registration statement with an amount to be issued of up to ¥500 billion. The specific timing of the issuance has not yet been determined and will be determined by the board of directors in consideration of market conditions, etc. At the earliest, the board of directors may choose to adopt a resolution regarding the issuance of First Series Model AA Class Shares on the date of the Ordinary General Meeting of Shareholders.

TMC has fixed the total number of authorized shares in the class of Model AA Class Shares at 150 million shares, which is less than 5% of its total issued shares, reflecting the likelihood of ongoing issuances of Model AA Class Shares in a series. However, TMC has not determined whether it will issue Model AA Class Shares in the Second and subsequent Series. TMC will determine at meetings of the board of directors whether to issue Model AA Class Shares during the next fiscal year or thereafter, based on its capital policies and taking market conditions into consideration. TMC does not expect to issue Model AA Class Shares more than once a year, in principle.

The schedule for the issuance of Model AA Class Shares is outlined below.

Timing (actual / expected)	Process
April 28, 2015

TMC resolved the following at the Meeting of the Board of Directors

•    Agenda to be proposed at the Ordinary General Meeting of Shareholders in respect of issuance of a series of Model AA Class Shares (partial amendments to the Articles of Incorporation and delegation to the board of directors of authority to determine offering terms for the offered shares (First Series Model AA Class Shares))

•    Certain offering terms for First Series Model AA Class Shares

•    Shelf registration for the issuance of First Series Model AA Class Shares

•    Repurchase of own shares

June 2015	Ordinary General Meeting of Shareholders

Subsequent to Ordinary General Meeting of Shareholders

Resolution of the board of directors regarding issuance of First Series Model AA Class Shares (the “Issuance Resolution”; the date of adoption of the Issuance Resolution shall be referred to as the “Issuance Resolution Date”)

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

4.	Issuance of the First Series Model AA Class Shares

(1)	Overview of the Issuance of First Series Model AA Class Shares

TMC will appoint an underwriter (the “Underwriter”) and cause the Underwriter to underwrite all First Series Model AA Class Shares at a purchase price per share (“Purchase Price”) to be determined on the day when the issue price (“Issue Price”) and other terms and conditions are decided (“Issue Price Determination Date”). The Underwriter will then offer the shares at the Issue Price, which will be different from the Purchase Price. The Underwriter will pay the aggregate amount of the Purchase Price to TMC on the payment date. The difference between the aggregate amount of the Purchase Price and the aggregate amount of the Issue Price will be retained by the Underwriter. TMC will not pay any underwriting fees to the Underwriter.

TMC resolved certain offering terms for the First Series Model AA Class Shares at its Meeting of the Board of Directors. The details are as described in Appendix 1 “Offering Terms for First Series Model AA Class Shares (certain items)”. The issuance of First Series Model AA Class Shares are subject to the approval of agenda regarding amendment of the Articles of Incorporation and the delegation to the board of directors of authority to determine offering terms at the Ordinary General Meeting of Shareholders.

Currently, TMC expects that the terms of the Second and subsequent Series (if issued) will be similar to those of First Series Model AA Class Shares, except for the number of offered shares, the issue price, the purchase price, the amounts of increases in stated capital and additional paid-in capital and the level of the annual dividend rate, and that such matters will be determined at a meeting of the board of directors.

(2)	The Fairness and Adequacy of Issuance Terms of First Series Model AA Class Shares

In order to ensure fairness in determining the issuance terms of First Series Model AA Class Shares, TMC engaged Plutus Consulting Co., Ltd. and Akasaka International Accounting Co., Ltd. as independent third parties to assess the valuation of First Series Model AA Class Shares, and received valuation reports thereof prepared using Monte Carlo Simulation and binominal pricing models, respectively. From among these valuation reports, prepared by different third party entities using different valuation approaches, TMC adopted the report applying the calculation more favorable to the Common Shareholders (i.e., the report that indicates the highest fair value of First Series Model AA Class Shares; hereinafter referred to as the “Adopted Report”), thereby giving due consideration to the enhancement of fairness of the valuation reports.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

The board of directors has today set the lower limit of the provisional range for the Issue Price of First Series Model AA Class Shares (*) at 120% that falls in the range in which the valuation is fair as indicated in the Adopted Report. The provisional range for the Issue Price to be determined on the Issuance Resolution Date will be greater than or equal to the lower limit of the range that has been so determined, and will be a certain level (in range) which the board of directors deems appropriate taking market conditions as of on the Issuance Resolution Date into consideration.

*

The provisional range for the Issue Price will be presented as a percentage of the closing price of regular trading of Common Shares on the Tokyo Stock Exchange on the Issue Price Determination Date, and the final Issue Price will be determined within the provisional range.

For the determination of the Issue Price, an approach similar to the book-building approach specified in Article 25 of the Rules Regarding Underwriting of Securities prescribed by the Japan Securities Dealers Association will apply, and the Issue Price will then be determined within the provisional range in comprehensive consideration of demand based on the provisional range, the price level of the Common Shares to which the value of First Series Model AA Class Shares are expected to be significantly linked, and the risk of price volatility. Therefore, TMC has determined that the amount that investors will pay for First Series Model AA Class Shares (i.e., Issue Price) will be set within a range of fair value of First Series Model AA Class Shares and at an appropriate level.

The amount TMC receives in respect of the issuance of First Series Model AA Class Shares (i.e., Purchase Price) will be determined based on the Issue Price through arm’s length negotiation between TMC and the Underwriter. TMC believes that the amount of payment TMC receives will be fair and appropriate.

In light of the above, TMC considers that the issuance of First Series Model AA Class Shares will not fall within the definition of an issuance at a “substantially favorable amount” as defined in the Corporation Act. However, sophisticated and complicated calculations are required to determine the fair value of class shares without objective quoted prices, and diverse views on the valuation approaches may be expressed. Accordingly, in order to ensure the understanding of its shareholders, TMC has decided to condition the issuance of the First Series Model AA Class Shares on approval at the Ordinary General Meeting of Shareholders of the agendum to delegate authority to determine offering terms for First Series Model AA Class Shares to the board of directors in accordance with Article 199 and Article 200, Paragraphs 1 and 2 of the Corporation Act, with such approval to be through a special resolution at the Ordinary General Meeting of Shareholders. If such approval of the Ordinary General Meeting of Shareholders is obtained in relation to the First Series Model AA Class Shares, TMC currently does not expect to separately request approval at a general meeting of shareholders in relation to Second and subsequent Series.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

5.	Shelf Registration relating to the Issuance of First Series Model AA Class Shares

TMC today filed a shelf registration statement relating to the issuance of First Series Model AA Class Shares, as described below.

The terms and the total amount to be issued of First Series Model AA Class Shares have yet to be determined, except for the matters described in Appendix 1 “Offering Terms for First Series Model AA Class Shares (certain items)”. In addition, the specific timing of the issuance thereof has not been determined and will be determined by the board of directors in consideration of market conditions.

(1)	Class of securities to be offered	First Series Model AA Class Shares

(2)	Expected issuance period	From the expected effective date of the shelf registration to a date one year following such expected effective date
(May 9, 2015 to May 8, 2016)

(3)	Total amount to be issued	Up to a maximum of ¥500 billion

(4)	Method of offering	Public offering

(5)	Use of proceeds

The proceeds are expected to be applied to research and development for next-generation innovation, including the development of fuel battery vehicles, research on infrastructure and development of computerized and sophisticated intelligence mobility technology

(6)	Other matters relating to the offer	As described in Appendix 1 “Offering Terms for First Series Model AA Class Shares (certain items)”

6.	Repurchase of Own Shares in Response to Issuance of First Series Model AA Class Shares

TMC resolved at its Meeting of the Board of Directors that following the issuance of First Series Model AA Class Shares it will repurchase its own Common Shares in substantially the same number as the number of shares of First Series Model AA Class Shares issued.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(1)	Reasons for Repurchasing Own Shares

To avoid dilution of Common Shares as a result of the issuance of First Series Model AA Class Shares.

(2)	Nature of Repurchase of Own Shares

1)	Class of shares to be repurchased	Common Shares

2)	Total number of shares to be repurchased	Substantially the same number as the number of First Series Model AA Class Shares issued

3)	Timing of repurchase	Following the issuance of First Series Model AA Class Shares

4)	Other

On or prior to the repurchase, the board of directors will separately decide the period for repurchase, the amount to be repurchased and the total number of shares to be repurchased based on the above.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

II.	Partial Amendments to the Articles of Incorporation

TMC resolved at its Meeting of the Board of Directors to propose an agendum relating to partial amendments to the Articles of Incorporation (i.e., the AOI Amendments) for adoption at the Ordinary General Meeting of Shareholders.

1.	Purpose of Amendments to the Articles of Incorporation

As set forth in I. above, TMC resolved at its Meeting of the Board of Directors to propose an agendum relating to partial amendments to the Articles of Incorporation (i.e., the AOI Amendments) for adoption at the Ordinary General Meeting of Shareholders in order to make necessary amendments to the Articles of Incorporation to prepare for the issuance of Model AA Class Shares in several series in the future, such as the addition of a new paragraph providing for Model AA Class Shares, as well as the revision and addition of relevant terminology in the Articles of Incorporation.

2.	Contents of Amendments to the Articles of Incorporation

Please see Appendix 2 “Proposed Amendments to the Articles of Incorporation”.

3.	Schedule of Amendments to the Articles of Incorporation

(1) Date of resolution by the board of directors	April 28, 2015

(2) Date of Ordinary General Meeting of Shareholders	June 2015 (expected)

(3) Effective Date	June 2015 (expected)

- End -

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

Appendix 1

“Offering Terms for First Series Model AA Class Shares (certain items)”

1.	Class of shares to be offered for subscription	First Series Model AA Class Shares of TMC.

2.	Number of shares to be offered for subscription	To be determined (up to 50,000,000 shares)

3.	Issue Price (offer price)

To be determined

(The Issue Price shall be calculated by multiplying the closing price of regular trading of Common Shares on the Tokyo Stock Exchange on the Issue Price Determination Date (the closing price on the previous day, in the event there is no closing price on the Issue Price Determination Date) by a multiplier decided on the Issue Price Determination Date (which shall be greater than or equal to 1.20). For determination of the Issue Price, an approach similar to the book-building approach specified in Article 25 of the Rules Regarding Underwriting of Securities prescribed by the Japan Securities Dealers Association will apply, where a provisional range for the Issue Price will be offered, and the Issue Price will then be determined within the provisional range in comprehensive consideration of demand based on the provisional range, the price level of the Common Shares to which the value of First Series Model AA Class Shares are expected to be significantly linked, and the risk of price volatility.)

4.	Purchase Price

To be determined

(The purchase price shall be greater than or equal to the amount to be paid as specified in the Issuance Resolution and shall be determined through arm’s length negotiation between TMC and the Underwriter based on the Issue Price.)

5.	Amount to be paid	To be determined (subject to a minimum of 6,000 yen per share)

6.	Amounts of increases in stated capital and additional paid-in capital

The amount of the increase in stated capital shall be one-half of the limit on the increase in stated capital, etc. calculated based on the Purchase Price and in accordance with Article 14, Paragraph 1 of the Ordinance on Company Accounting of Japan. In the event that a fraction of less than one yen arises as a result of the calculation, the fraction will be rounded up to the nearest whole yen. The amount of the increase in additional paid-in capital shall be the difference between the limit on the increase in stated capital, etc. and the amount of the increase in stated capital.

(Note)

Under U.S. GAAP, First Series Model AA Class Shares will not be treated as shareholders’ equity because First Series Model AA Class Shareholders will have cash put options and hence, First Series Model AA Class Shares will be reported as a separate line item between liabilities and shareholders’ equity. Therefore, the amounts of stated capital and additional paid-in capital appearing in TMC’s consolidated financial statements will not increase.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

7.	Payment date	To be determined

8.	AA Dividends	(1)

In the event that TMC pays year-end dividends from surplus on its Common Shares, it shall pay in cash year-end dividends (“First Series AA Dividends”) from surplus as specified below to holders of First Series Model AA Class Shares (“First Series Model AA Class Shareholders”) or registered pledgees of First Series Model AA Class Shares (“First Series AA Registered Pledgees”) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to Common Shareholders or registered pledgees of Common Shares (“Common Share Registered Pledgees”); provided that if First Series AA Interim Dividends, as set forth in the following Clause, have been paid during the fiscal year in which the record date falls, the amount of the First Series AA Interim Dividends so paid (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) shall be deducted from such First Series AA Dividends.

The amount of First Series AA Dividends per First Series Model AA Class Share shall be calculated by multiplying the amount of the “Issue Price” (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) by a rate to be determined as the “annual dividend rate”: the annual dividend rate will be 0.5% for the fiscal year of TMC in which the issuance date of First Series Model AA Class Shares falls, and thereafter the rate shall increase 0.5% annually until the fifth fiscal year, resulting in a rate of 2.5% for the sixth fiscal year and thereafter, which will be the same as that in the fifth fiscal year.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(2)

If the amount of the dividends from surplus paid in cash to First Series Model AA Class Shareholders or First Series AA Registered Pledgees is less than the prescribed amount of First Series AA Dividends in any fiscal year, the amount of the shortfall per First Series Model AA Class Share (“Cumulative Unpaid Dividends”) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to First Series Model AA Class Shareholders or First Series AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per First Series Model AA Class Share (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted), in preference to the payment of dividends from surplus as set forth in the preceding paragraph or the following Clause.

(3)

No distribution of dividends from surplus shall be made to any First Series Model AA Class Shareholder or First Series AA Registered Pledgee in excess of the amount of First Series AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu-bunkatsu) by TMC pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Corporation Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by TMC pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article 765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all First Series Model AA Class Shareholders or First Series AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

9.	AA Interim Dividends

In the event that TMC pays interim dividends from surplus on its Common Shares, TMC shall pay an amount equivalent to one-half of the prescribed amount of First Series AA Dividends in cash as interim dividends (“First Series AA Interim Dividends”) on each First Series Model AA Class Share to First Series Model AA Class Shareholders or First Series AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such First Series AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees.

10.	Distribution of residual assets

(1)    In the event of a distribution by TMC of its residual assets, TMC shall pay the amount of the “Issue Price” (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) plus the sum of any Cumulative Unpaid Dividends (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted) and an amount equivalent to the Accrued Dividend (as defined below) (“Base Price”) in cash per First Series Model AA Class Share to First Series Model AA Class Shareholders or First Series AA Registered Pledgees in preference to Common Shareholders or Common Share Registered Pledgees.

The “Accrued Dividend” shall be an amount calculated by multiplying the number of days in the period from and including the beginning of the fiscal year in which the distribution date of the residual assets (the “Distribution Date”) falls to and including the Distribution Date by the amount of First Series AA Dividends, and dividing the product by 365; provided that if any First Series AA Interim Dividends have been paid to First Series Model AA Class Shareholders or First Series AA Registered Pledgees, the Accrued Dividend shall be such amount after deducting the amount of First Series AA Interim Dividends so paid (provided that if First Series Model AA Class Shares have been subject to a stock split, gratis allotment of shares, consolidation of shares, or any other similar event, such amount will be appropriately adjusted).

(2) No distribution of residual assets shall be made to First Series Model AA Class Shareholders or First Series AA Registered Pledgees other than as provided in the preceding paragraph.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

11.	Priority

First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall rank pari passu with each other in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus as provided in the exceptions to Clause 8, paragraph (3) above, and the distribution of residual assets.

12.	Voting rights

First Series Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of TMC. The number of shares constituting one unit with respect to First Series Model AA Class Shares shall be 100.

13.	Resolutions at class meetings

(1)    No resolution of a class meeting of First Series Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Corporation Act, unless otherwise specifically provided by law or regulation.

(2) No resolution of a class meeting of First Series Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Corporation Act.

14.	Shareholder’s conversion right into Common Shares

(1)    First Series Model AA Class Shareholders may, at certain times specified therefor in the Issuance Resolution, demand that TMC acquire some or all of First Series Model AA Class Shares held by First Series Model AA Class Shareholders in exchange for Common Shares in a number determined by the formula specified in the Issuance Resolution. Any fractions of less than one share among Common Shares to be delivered in exchange for First Series Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Corporation Act, shall not be made.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(2)    The certain times specified in the Issuance Resolution during which demand for acquisition by TMC of First Series Model AA Class Shares may be made shall commence from a date falling approximately five years following the date of issuance.

(3) Such demand may be made by First Series Model AA Class Shareholders on two dates per year, as specified in the Issuance Resolution.

(4)    The formula for determining the number of Common Shares to be delivered to First Series Model AA Class Shareholders shall be specified in the Issuance Resolution, and in principle, one Common Share will be delivered for each First Series Model AA Class Share; provided that if any issuance or disposal of Common Shares has taken place at a consideration below market value per share, relevant adjustments shall be made as appropriate.

15.	Shareholder’s cash put option

(1)    First Series Model AA Class Shareholders may, at certain times specified as the put option period in the Issuance Resolution demand that TMC acquire some or all of First Series Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Corporation Act, First Series Model AA Class Shares to be acquired by TMC shall be determined by resolution of its board of directors, and the cash put option in respect of First Series Model AA Class Shares not so acquired shall be deemed not to have been exercised.

(2)    The certain times specified in the Issuance Resolution during which a demand for acquisition by TMC of First Series Model AA Class Share may be made shall commence from a date falling approximately five years following the date of issuance.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(3) Such demand may be made by First Series Model AA Class Shareholders on four dates per year, as specified in the Issuance Resolution.

(4)    When calculating the Base Price for this Clause, any “Accrued Dividend” shall be calculated using the formula for Accrued Dividend as provided in Clause 10 above with the expressions “distribution date of the residual assets” and “Distribution Date” being replaced by the expression “date of demand for such acquisition”.

16.	TMC’s cash call option

(1)    After the lapse of the period specified in the Issuance Resolution following the issuance of First Series Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of TMC, TMC may acquire all of First Series Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

(2) The period specified in the Issuance Resolution will be approximately five years.

(3) The date when TMC may make the acquisition specified in this Clause is one date per year, as specified in the Issuance Resolution.

(4)    When calculating the Base Price for this Clause, any “Accrued Dividend” shall be calculated using the formula for Accrued Dividend as provided in Clause 10 above with the expressions “distribution date of the residual assets” and “Distribution Date” being replaced by the expression “such acquisition date”.

17.	Consolidation of shares, stock split or gratis allotment of shares

(1)    TMC shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and First Series Model AA Class Shares through Fifth Series Model AA Class Shares.

(2)    If TMC grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, TMC shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant holders of First Series Model AA Class Shares through Fifth Series Model AA Class Shares rights to receive Model AA Class Shares of the Series held by such shareholder or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(3)    If TMC makes a gratis allotment to its shareholders of shares or stock acquisition rights, TMC shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to holders of First Series Model AA Class Shares through Fifth Series Model AA Class Shares of Model AA Class Shares of the Series held by such shareholder or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

18.	Absence of seller put options when TMC acquires Model AA Class Shares

If TMC decides to acquire some or all of First Series Model AA Class Shares held by any First Series Model AA Class Shareholder under an agreement with such First Series Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such First Series Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Corporation Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply.

19.	Restrictions on transfer

Acquisition of First Series Model AA Class Shares by means of transfer will require the approval of the board of directors; provided that such approval shall not be necessary in any of the following cases:

(1)    In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for First Series Model AA Class Shares and any First Series Model AA Class Shareholder tenders its First Series Model AA Class Shares, upon the delivery of First Series Model AA Class Shares or other transfer upon settlement;

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(2)    In the event of acquisition of First Series Model AA Class Shares due to inheritance;

(3)    In the event that a representative member of the board of directors approves the relevant acquisition in accordance with standards established by the board of directors.

20.	Unlisted securities	First Series Model AA Class Shares shall not be listed.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

Appendix 2

“Proposed Amendments to the Articles of Incorporation”

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
Article 5. (Total Number of Authorized Shares)	Article 5. (Total Number of Authorized Shares, etc.)

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000).

The total number of shares which the Corporation is authorized to issue shall be ten billion (10,000,000,000), and the total number of authorized shares in each class of class shares shall be as set forth below; provided, however, that the aggregate number of shares authorized to be issued with respect to First Series Model AA Class Shares through Fifth Series Model AA Class Shares shall not exceed one hundred fifty million (150,000,000).

Common Shares:

ten billion (10,000,000,000) shares

First Series Model AA Class Shares:

fifty million (50,000,000) shares

Second Series Model AA Class Shares:

fifty million (50,000,000) shares

Third Series Model AA Class Shares:

fifty million (50,000,000) shares

Fourth Series Model AA Class Shares:

fifty million (50,000,000) shares

Fifth Series Model AA Class Shares:

fifty million (50,000,000) shares

Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen))	Article 6. (Number of Shares Constituting One Unit (tangen) and Rights to Shares Constituting Less than One Unit (tangen))

1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100).	1. The number of shares constituting one unit (tangen) of shares of the Corporation shall be one hundred (100) with respect to Common Shares and each class of Model AA Class Shares.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou).

2. The shareholders of the Corporation are not entitled to exercise any rights to shares constituting less than one unit (tangen) of shares held by the shareholders, other than the following:
(1) the rights provided for in each Item of Article 189, Paragraph 2 of the Corporation Act (Kaisha-hou); and

(2) the rights provided for in Article 166, Paragraph 1 of the Corporation Act, in respect of the right provided for in Article 18 of the Articles of Incorporation.

(New)	Article 8. (Absence of seller put options when the Corporation acquires Model AA Class Shares)

If the Corporation decides to acquire some or all of the Model AA Class Shares held by any holder of Model AA Class Shares (“Model AA Class Shareholder”) under an agreement with such Model AA Class Shareholder pursuant to a resolution of the general meeting of shareholders, and further decides to notify such Model AA Class Shareholder of matters prescribed in any item of Article 157, Paragraph 1 of the Corporation Act, the provisions of Article 160, Paragraphs 2 and 3 of such act shall not apply.

Articles 8 and 9 (Omitted)	Articles 9 and 10 (The same as the current provisions)

Article 10. (Record Date)	Article 11. (Record Date)

1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

1. The Corporation shall deem any shareholder entered or recorded in the final register of shareholders as of March 31 in such year to be a shareholder entitled to exercise its rights at the ordinary general meeting of shareholders for that business year.

(New)	2. The preceding paragraph shall apply mutatis mutandis to class meetings, where the relevant class meeting is to be held on the same date as an ordinary general meeting of shareholders.

2. In addition to the case provided for in the preceding paragraph, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.	3. In addition to the case provided for in the preceding two (2) paragraphs, the Corporation may, after giving prior public notice, fix a date as the record date, where it deems it necessary to do so.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
(New)	CHAPTER III. Model AA Class Shares

(New)	Article 12. (AA Dividends)

1. In the event that the Corporation pays dividends from surplus as provided for in Article 46, Paragraph 1 of these Articles, it shall pay in cash year-end dividends from surplus in the amount specified below (“AA Dividends”) to Model AA Class Shareholders or registered pledgees of Model AA Class Shares (“AA Registered Pledgees”) entered or recorded in the final register of shareholders as of the record date for the dividends, in preference to holders of Common Shares (“Common Shareholders”) or registered pledgees of Common Shares (“Common Share Registered Pledgees”), respectively; provided that if AA Interim Dividends, as provided for in Article 13 of these Articles, have been paid during the fiscal year in which the record date falls, the amount of the AA Interim Dividends so paid shall be deducted from such AA Dividends.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares:

An amount per Model AA Class Share calculated by multiplying the amount per relevant Model AA Class Share paid to the Corporation as consideration by a rate to be determined by the Board of Directors prior to the issuance of each Model AA Class Share (subject to a maximum of 5%).

2. If the amount of the dividends from surplus paid in cash to Model AA Class Shareholders or AA Registered Pledgees is less than the prescribed amount of AA Dividends in any fiscal year, the amount of the shortfall per Model AA Class Share (“Cumulative Unpaid Dividends”) shall be carried forward and accumulated in the following fiscal year and thereafter. With respect to the Cumulative Unpaid Dividends, dividends from surplus shall be paid in cash to Model AA Class Shareholders or AA Registered Pledgees until such payment reaches the amount of the Cumulative Unpaid Dividends per Model AA Class Share, in preference to the payment of dividends from surplus as provided in the preceding paragraph or Article 13 of these Articles.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

3. No distribution of dividends from surplus shall be made to any Model AA Class Shareholder or AA Registered Pledgee in excess of the amount of AA Dividends, except for a distribution from surplus in the process of a corporate split (kyushu-bunkatsu) by the Corporation pursuant to Article 758, Item 8 (ii) or Article 760, Item 7 (ii) of the Corporation Act, or a distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) by the Corporation pursuant to Article 763, Paragraph 1, Item 12 (ii) or Article765 Paragraph 1, Item 8 (ii) of such act, in which case, the distribution from surplus shall be made to all Model AA Class Shareholders or AA Registered Pledgees simultaneously and in the same proportion as that made to any Common Shareholders or Common Share Registered Pledgees.

(New)	Article 13. (AA Interim Dividends)

In the event that the Corporation pays dividends from surplus as provided in Article 46, Paragraph 2 of these Articles, the Corporation shall pay an amount equivalent to one-half of the prescribed amount of AA Dividends in cash as interim dividends (“AA Interim Dividends”) per Model AA Class Share to Model AA Class Shareholders or AA Registered Pledgees entered or recorded in the final register of shareholders as of the record date with respect to such AA Interim Dividends, in preference to Common Shareholders or Common Share Registered Pledgees.

(New)	Article 14. (Distribution of residual assets)

1. In the event of a distribution by the Corporation of its residual assets, the Corporation shall pay the amount set forth below in cash to Model AA Class Shareholders or AA Registered Pledgees, in preference to Common Shareholders or Common Share Registered Pledgees, respectively.

First Series Model AA Class Shares through Fifth Series Model AA Class Shares:

An amount per Model AA Class Share determined by resolution of the board of directors or an amount calculated under a formula determined by resolution of the board of directors, in either case based on the amount per relevant Model AA Class Share paid to the Corporation as consideration (“Base Price”).

2. No distribution of residual assets shall be made to Model AA Class Shareholders or AA Registered Pledgees other than as provided in the preceding item.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
(New)	Article 15. (Voting rights)

Model AA Class Shareholders shall have voting rights exercisable at general meetings of shareholders of the Corporation.

(New)	Article 16. (Consolidation of shares, stock split or gratis allotment of shares)

1. The Corporation shall effect any consolidation of shares or stock split simultaneously and in the same proportion with respect to Common Shares and Model AA Class Shares.

2. If the Corporation grants its shareholders rights to receive any allotment of shares offered for subscription or stock acquisition rights offered for subscription, the Corporation shall grant Common Shareholders rights to receive Common Shares or stock acquisition rights for Common Shares and shall grant Model AA Class Shareholders rights to receive Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

3. If the Corporation makes a gratis allotment to its shareholders of shares or stock acquisition rights, the Corporation shall make the gratis allotment to Common Shareholders of Common Shares or stock acquisition rights for Common Shares, and shall make the gratis allotment to Model AA Class Shareholders of Model AA Class Shares of the Series held by such shareholders or stock acquisition rights for such Model AA Class Shares, as the case may be, simultaneously and in the same proportion.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
(New)	Article 17. (Shareholder’s conversion right into Common Shares)

Model AA Class Shareholders may, at certain times specified therefor in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares held by such Model AA Class Shareholders in exchange for Common Shares, in numbers determined by formula specified in such resolutions. Any fractions of less than one share among Common Shares to be delivered in exchange for such Model AA Class Shares shall be disregarded, in which case payment of money, as provided in Article 167, Paragraph 3 of the Corporation Act, shall not be made.

(New)	Article 18. (Shareholder’s cash put option)

Model AA Class Shareholders may, at certain times specified as put option periods in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares, demand that the Corporation acquire some or all of the relevant Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price. If the demand for acquisition exceeds the amount available for distribution as of the date of demand for such acquisition, as specified in Article 461, Paragraph 2 of the Corporation Act, Model AA Class Shares to be acquired by the Corporation shall be determined by resolution of its board of directors, and the cash put option in respect of Model AA Class Shares not so acquired shall be deemed not to have been exercised.

(New)	Article 19. (Corporation’s cash call option)

After the lapse of the period specified in resolutions of the board of directors to be adopted upon issuance of First Series Model AA Class Shares through Fifth Series Model AA Class Shares following the issue of the relevant Model AA Class Shares, at an acquisition date separately determined by resolution of the board of directors of the Corporation, the Corporation may acquire all of the relevant Series of Model AA Class Shares in exchange for cash in an amount equivalent to the Base Price.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments
(New)	Article 20. (Priority)

Each Model AA Class Share shall rank pari passu with every other Model AA Class Share in respect of the AA Dividends, the AA Interim Dividends, the distributions from surplus provided for in the exceptions to Article 12, Paragraph 3, and the distribution of residual assets.

(New)	Article 21. (Restrictions on transfer)

1. Acquisition of Model AA Class Shares by means of transfer will require the approval of the board of directors of the Corporation.

2. In the event that a tender offer as provided in Article 27-2, Paragraph 6 of the Financial Instruments and Exchange Act is commenced for Model AA Class Shares and any Model AA Class Shareholder tenders its Model AA Class Shares, upon the delivery of Model AA Class Shares or other transfer upon settlement, the Board of Directors shall be deemed to have given approval as set forth in the preceding paragraph.

(New)	Article 22. (Prescription Period)

The provisions of Article 46, Paragraph 4 and Article 47 of these Articles shall apply mutatis mutandis to the payment of AA Dividends and AA Interim Dividends.

CHAPTER III. GENERAL MEETINGS OF SHAREHOLDERS	CHAPTER IV. GENERAL MEETINGS OF SHAREHOLDERS

Articles 11 - 15 (Omitted)	Articles 23 - 27 (The same as the current provisions)

(New)	Articles 28. (Resolutions at class meetings)

1. The provisions of Articles 25, 26 and 27 of these Articles shall apply mutatis mutandis to class meetings.

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.

(Underlined part indicates amendment)

Current Articles of Incorporation	Proposed Amendments

2. The provisions of Article 24, Paragraph 1 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 1 of the Corporation Act.

3. The provisions of Article 24, Paragraph 2 of these Articles shall apply mutatis mutandis to the resolutions of class meetings made pursuant to Article 324, Paragraph 2 of the Corporation Act.

4. No resolution of a class meeting of Model AA Class Shareholders shall be required in respect of any act prescribed in any item of Article 322, Paragraph 1 of the Corporation Act, unless otherwise specifically provided by law or regulation.

5. No resolution of a class meeting of Model AA Class Shareholders shall be required under the provisions of Article 199, Paragraph 4 or Article 238, Paragraph 4 of the Corporation Act.

CHAPTER IV. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS Articles 16 - 23 (Omitted)	CHAPTER V. MEMBERS OF THE BOARD OF DIRECTORS AND BOARD OF DIRECTORS Articles 29 - 36 (The same as the current provisions)

CHAPTER V. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD Articles 24 - 30 (Omitted)	CHAPTER VI. AUDIT & SUPERVISORY BOARD MEMBERS AND AUDIT & SUPERVISORY BOARD Articles 37 - 43 (The same as the current provisions)

CHAPTER VI. ACCOUNTING AUDITOR Articles 31 (Omitted)	CHAPTER VII. ACCOUNTING AUDITOR Articles 44 (The same as the current provisions)

CHAPTER VII. ACCOUNTS Articles 32 - 34 (Omitted)	CHAPTER VIII. ACCOUNTS Articles 45 - 47 (The same as the current provisions)

Note:

This document is a press release prepared for the purpose of public disclosure regarding the issuance of First Series Model AA Class Shares of TMC, and is not prepared for the purpose of soliciting an investment in securities. This press release is not an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered in the future under the United States Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933. Any public offering of securities to be made in the United States will be made by means of a prospectus in the English language prepared pursuant to the United States Securities Act of 1933. The prospectus may be obtained from TMC, and will contain detailed information about TMC and its management, as well as financial statements. TMC does not intend to conduct a public offering in the United States in connection with this matter.